ALLIED GOLD LIMITED

28 November 2008
ASX Announcement

CONFIRMATION OF RESOLUTIONS PASSED AT ANNUAL GENERAL MEETING

Allied Gold Limited advises that all of the resolutions put to the annual general meeting of shareholders held today were passed on a show of hands. No other resolutions were put to the meeting. In accordance with section 251AA of the Corporations Act 2001, we advise that proxy votes were received as follows:

		For	Against	Abstain	Proxy Holder Discretion
Resolution 1	Adoption of Remuneration Report	76,845,725	8,460,998	16,785,522	3,378,303
Resolution 2	Re-election of a director – Mark Caruso	97,581,189	1,033,121	3,481,955	3,374,303
Resolution 3	Directors Remuneration	91,037,067	4,493,837	3,337,500	3,001,008
Resolution 4	Ratification of Prior Issue - Shares	98,196,472	452,299	3,390,616	3,001,208
Resolution 5	Ratification of Prior Issue - Shares	98,071,472	477,299	3,548,416	2,961,208
Resolution 6	Ratification of Prior Issue - Shares	71,656,198	477,299	29,923,690	3,001,208
Resolution 7	Ratification of Prior Issue - Options	97,272,931	1,500,840	3,283,416	3,001,208
Resolution 8	Issue of Options	94,999,699	3,665,988	3,387,500	3,001,208
Resolution 9	Adoption of Employee Incentive Scheme	71,486,237	14,166,218	16,444,732	2,961,208
Resolution 10	Issue of Director Options – Mark Caruso	73,513,120	10,795,142	15,662,022	3,000,208
Resolution 11	Issue of Director Options – Gregory Steemson	73,520,618	11,751,627	15,682,022	3,001,208
Resolution 12	Issue of Director Options – Anthony Lowrie	74,660,093	11,712,352	15,682,022	3,001,208
Resolution 13	Appointment of Auditor	98,606,129	33,582	3,414,356	3,416,281

Yours faithfully

Peter Torre
Company Secretary.

ACN 104 855 067
Unit 14, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
Web: www.alliedgold.com.au